UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

(Amendment No. Four)*


Young Broadcasting Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

987434107
(Cusip Number)

December 31, 2001
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

















1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON:

    NewSouth Capital Management, Inc.
    Tax ID #: 62-1237220

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)[ ]
                                                     (b)[ ]
3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Tennessee

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH:

5.  SOLE VOTING POWER

    2,665,962

6.  SHARED VOTING POWER

    None

7.  SOLE DISPOSITIVE POWER

    3,016,562

8.  SHARED DISPOSITIVE POWER

    27,100

9.  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING
    PERSON

    3,043,662

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES

    N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    17.5%

12. TYPE OF REPORTING PERSON*

    I/A








Item 1. (a) Name of Issuer:

		 Young Broadcasting, Inc.

Item 1. (b) Address of Issuer's Principal Executive
             Offices:

			599 Lexington Avenue
			New York, NY  10022


Item 2. (a)  Name of Person Filing:

             NewSouth Capital Management, Inc.

Item 2. (b)  Address of Principal Business Office:

             1000 Ridgeway Loop Rd. Suite 233
             Memphis, TN  38120

Item 2. (c) Citizenship:

            USA

Item 2. (d) Title of Class of Securities:

		Common Stock

Item 2. (e) CUSIP Number:

		987434107

Item 3. (e) /x/ Investment Adviser registered under Section
203 of the Investment Advisers Act of 1940

Item 4.  Ownership:

(a)	Amount Beneficially Owned:
      3,043,662

(b)	Percent of Class:
	17.5%

(c)	Number of Shares as to which such person has:

	(i)	Sole Power to vote or to direct  the
	      vote:  2,665,962
	(ii)	Shared Power to vote or to direct the
		vote:
	(iii)	Sole Power to dispose or to direct the
		disposition of: 3,016,562
	(iv)	Shared Power to dispose or to direct
		the disposition of:  27,100




With regard to the shares set forth under Item 4, of the 3,043,662 Shares being reported, 77,600 or .45% of the outstanding shares of Class A stock of Young Broadcasting, Inc. are managed by NewSouth Capital Management, Inc.
through a Smith Barney Fiduciary Services Program whereby accounts are placed with NewSouth for management. Although discretionary responsibility for the accounts is with NewSouth, Smith Barney retains responsibility for SEC filings should their cumulative holdings trigger the need for 13G reporting.
Of the 3,043,662 shares being reported, 20,115 or .12% of the outstanding shares of Class A stock of Young
Broadcasting, Inc.are managed by NewSouth Capital
Management, Inc. through a Morgan Keegan Preferred Program
("MKPfd") whereby accounts are placed with NewSouth for management. Although discretionary responsibility for the accounts is with NewSouth MKPfd retains responsibility for SEC filings should their cumulative holdings trigger the need for 13G reporting.
Of the 3,043,662 shares being reported, 17,100 or .1% of the outstanding shares of Class A stock of Young Broadcasting, Inc. are managed by NewSouth Capital Management, Inc.
through a Thomas Weisel Partners LLC Asset Management
Consulting Program whereby accounts are placed with NewSouth for management. Although discretionary responsibility for the accounts is with NewSouth, Thomas Weisel Partners LLC retains responsibility for SEC filings should their cumulative holdings trigger the need for 13G reporting.


Item 5. Ownership of Five Percent or Less of a Class:  N/A

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person:

NewSouth Capital Management is an Investment Advisor and in such capacity acquired the securities on behalf of it's
Advisor clients. No single client's interest relates to more than 5% of the class.

Item 7.  Identification and Classification of the
Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: N/A

Item 8. Identification and Classification of Members of the Group: N/A

Item 9.  Notice of Dissolution of Group:  N/A








Item 10.  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  02/13/2002 as of 12/31/2001


Signature: ____________________
Name:      David M. Newman
Title:     Vice President